Form 51-102F3
Material Change Report

Item 1.	Name and Address of Reporting Issuer
Alderon Iron Ore Corp. (the “Corporation” or Alderon”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change
January 10, 2014
Item 3.	News Release
News release announcing the material change referred to in this report was issued through Marketwire on January 10, 2014, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change
The Corporation announced the Government of Newfoundland and Labrador has released the Kami Iron Ore Project in western Labrador from the Provincial Environmental Assessment process.
Item 5.1	Full Description of Material Change
For a full description of the material change, please see the news release attached as Schedule “A” to this Material Change Report.
Item 5.2	Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Olen Aasen, Corporate Secretary Phone: (604) 681-8030 Fax: (604) 681-8039
Item 9.	Date of Report
January 15, 2014

SCHEDULE “A”

NEWS RELEASE

Kami Project Released from Provincial Environmental Assessment

January 10, 2014	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is extremely pleased to announce that the Government of Newfoundland and Labrador has released the Kami Iron Ore Project (“Kami Project”) in western Labrador from the Provincial Environmental Assessment (“EA”) process.

On January 10th, 2014 the Cabinet of Newfoundland and Labrador determined that the Kami Project has met the requirements of Part X of the Newfoundland and Labrador Environmental Protection Act and is now released from the Provincial EA Process.  The Kami Project still requires release from the Federal EA process which is expected early this year and is discussed further below.

Alderon would like to thank all stakeholders for participating in this extensive undertaking that is critical to project sanction.  Alderon looks forward to a positive decision by the Province in the near future on the next significant milestone which is the construction of an additional transmission line from Churchill Falls to western Labrador.

“Release from EA is a huge milestone for the Kami Project.  It is the culmination of over two years of hard work and commitment to meeting the Provincial regulatory requirements.  Our next goal is to finalize access to power for the Project, which has also been in the works for over two years,” says Tayfun Eldem, President and CEO of Alderon.  “We were very encouraged by the Newfoundland Government’s comments prior to Christmas that indicated a decision was forthcoming, as they acknowledge the importance of a new transmission line to facilitate industrial development in western Labrador.  The mining industry has been fortunate to have widespread support on this issue from Municipal, Provincial and Federal political leadership as well as key business and trade associations.  All stakeholders agree that construction of a new transmission line must start immediately, to ensure economic opportunities are not lost in the region, and we look forward to an imminent decision on this front.”

The Federal Environmental Assessment Process is in its final stage.  The public comment period has closed, no new issues were raised and, under the Project Agreement for the Kami Project, the final decision from the Minister of Environment is to be made in February 2014.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”), is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  Its port handling facilities are located in Sept-Iles, the leading iron ore port in North America.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-604-681-8030 ext 223 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the construction of a new transmission line and the provision of power for the Kami Project (iii) the completion of and next steps in the environmental assessment process; and (iv) the acquisition of permits and the commencement of construction of the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the Federal environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.